Solar Roadways Incorporated

ANNUAL REPORT

721 Pine Street
Sandpoint, ID 83864
(208) 946-3180
https://solarroadways.com/

This Annual Report is dated April 21, 2026.

BUSINESS

Solar Roadways (SR) makes intelligent solar panels that can be driven upon. Each panel contains a microprocessor that controls LEDs (for road lines, verbiage, signage) and heating elements (to clear snow/ice). These Solar Road Panels can be used to build roads, parking lots, driveways, bike paths, etc., making them all renewable energy sources.

Solar Roadways was originally formed in 2006. The founders, CEO and President Scott Brusaw and Vice President Julie Brusaw, hold multiple key patents in relation to its products. These two patents (US 8,907.202B and US D712,822 S) are licensed to the company for use.

Previous Offerings

Name: Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 5,994,000
Use of proceeds: No funds raise, issuance of Founder's Stock.
Date: September 30, 2020
Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 6,000
Use of proceeds: Founders Issuance of shares and gift.
Date: September 30, 2020
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2025 Compared to 2024

Circumstances which led to the performance of financial statements:

Year ended December 31, 2025 compared to year ended December 31, 2024

Since its inception in 2006, the Company has been in a research, development, and testing phase. Due to this, since inception, the Company operated on seven grants, our Indiegogo campaign, two PPP loans, two StartEngine campaigns, and a couple of cash prizes for contests.

Revenue

We received a $1.7 million grant from the Department of Defense in late 2022. The bulk of those funds were received in 2023 and 2024. Only the final payments were part of 2025.

During 2024-2025, Solar Roadways Incorporated was in the research and development phase.

Cost of Sales & Gross Margins

COGS in 2025 was $581,813, an increase of $410,006, from costs of $171,807 in fiscal year 2024. The increase was largely due to the fact that in neither year were there any traditional COGS. These were both research and development years. In 2024, the following were the major items that made up the COGS: (i) Purchases of $3,994, (ii) Payroll Expenses of $166,020, (iii) Shipping of $1,793. In 2025, the following were the major items that made up the COGS: (i) Purchases of $371,594, (ii) Payroll of $206,876, (iii) Shipping of $3,343. These are all expenses rather than goods sold. The purchases were mostly for the Army base during the DoD grant.

Expenses

Our main expenses are one employees' salary, utilities, and rent. This all comes to approximately $10,000/month.

Historical results and cash flows:

Historical results are not indicative of the future. To date, we have been in research and development, with the exception of pilot projects. We've been operating on three grants from the U.S. Department of Transportation, four grants from the Department of Defense, money raised during an Indiegogo campaign, and two StartEngine campaigns. While we're still looking for grants with the Department of Defense, we plan to start selling product next year to create cash flow. Pilot projects were used for real world testing. Since our inception, our cash flow has been in the forms of government grants ($3.75 million), crowdfunding ($4.7 million), donations, and contest awards ($125,000). While we plan to continue obtaining grants, we plan to begin selling Solar Road Panels in 2027. This will become our main source of revenue for the first time.

Liquidity and Capital Resources

At December 31, 2025, the Company had cash of $14,288.

Debt

Creditor: American Express
Outstanding balance: $360.52
Interest rate: 19.24%
Material terms: Limit $17,000, Balance $360.52

Creditor: CapitalOne Visa
Outstanding balance: $328.97
Interest rate: 22.9%
Material terms: Limit $15,000, Balance $328.97

Creditor: Chase Visa
Outstanding balance: $16.54
Interest rate: 15.99%
Material terms: Limit $72,500, Balance $16.54

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Scott Brusaw

Scott Brusaw's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer and President
Dates of Service: May 2006 — Present
Responsibilities: Mr. Brusaw handles engineering design in his role and is the project leader primarily on hardware, firmware, and software.

Name: Julie Ann Brusaw

Julie Ann Brusaw's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Vice President
Dates of Service: May 2006 — Present
Responsibilities: Mrs. Brusaw manages social media and marketing efforts of the company.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Scott Brusaw
Amount and nature of Beneficial ownership: 2,723,775
Percent of class: 45.4%

Title of class: Common Stock
Stockholder Name: Julie Brusaw
Amount and nature of Beneficial ownership: 2,723,775
Percent of class: 45.4%

RELATED PARTY TRANSACTIONS

Name of Person: Mr. and Mrs. Julie and Scott Brusaw
Relationship to Company: Officer
Nature / amount of interest in the transaction: The Company paid its executive team, Mr. and Mrs. Brusaw a total of $131,876 and $91,020 in salary during 2025 and 2024 respectively.

OUR SECURITIES

The Company has authorized Common Stock.

Common Stock

Authorized: 10,000,000
Outstanding: 6,621,059
Voting Rights: One vote per share. Please see voting rights in this offering.
Material Rights:
Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Equity Incentive Plan

The total amount outstanding includes 600,000 shares to be issued pursuant to the Company's 2020 Equity Incentive Plan which are reserved but unissued.

What it means to be a minority holder

As a minority holder of common stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

  If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

RISK FACTORS

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the infrastructure industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering common stock in the amount of up to $1.07 million in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could

lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured prototypes (models SR1-SR4) for our Solar Road Panels. Delays or cost overruns in the development of our Solar Road Panels and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the

Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are an early stage company and have not yet generated any profits
SOLAR ROADWAYS was formed on MAY 30TH, 2006. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. SOLAR ROADWAYS has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Solar Roadways is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns numerous patents, trademarks, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer

from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Pending approval
Government entities and others require UL and FCC approval on a product such as ours. Part of your investment will be applied toward receiving these approvals. There is no guarantee that we will receive these approvals, which will limit the size of the market available for our product.

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest. These are the principal risks that relate to the Company and its business:

Our patents and other intellectual property could be unenforceable or ineffective.
One of the Company's most valuable assets is its intellectual property. We currently hold 2 issued patents as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to solar roadways.

Intellectual property is a complex field of law in which few things are certain.
It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our patent protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if these patents are deemed unenforceable, the Company will almost certainly lose any revenue it receives from

sublicensees and be unable to enter into additional sublicenses. This would cut off a significant potential revenue stream for the Company.

Patents are limited in their impact to the country of issue.
The Company currently possesses the rights to one or more issued patents in the United States. Moreover, even though these patents have been issued, they can be challenged in a variety of ways such that it is possible that the Company will be competing without enforceable intellectual property protection in one or more of these markets. Moreover, it is possible that the holders of patents for other devices that are similar to our product will sue for infringement even if our products do not infringe. It is also possible that we are mistaken in our belief of non-infringement. Because of the inherent uncertainties in patent law and the associated costs of litigation, we may choose to settle these lawsuits instead of litigating them, or we may choose to litigate them. A settlement will likely have a negative impact on the value of the Company as will a defeat in litigation. Regardless of the outcome, the time we spend addressing patent issues will take away from the time we can spend executing our business strategy. As a result, even if we win an infringement challenge, the Company and your investment may be significantly and adversely affected by the process. If we lose an infringement action, we may be forced to shut down our operating subsidiary, pay past damages and future royalties on our products, and/or reduce the royalty rates for any sublicenses we grant to our intellectual property. Any of these contingencies could significantly and adversely affect the value of your investment in the Company.

The cost of enforcing our patents could prevent us from enforcing them.
Patent litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our patent(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our patent(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our patents because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

This is a new and unproven industry.
Regardless of any current perceptions of the market, it is entirely possible that our product will not gain significant acceptance with any group of customers. Remember, we have launched a product that overlaps with two well established industries – asphalt and concrete. It could be very difficult to persuade a large number of the participants in these industries to try something new and expensive.

The Company will only be able to create value if people are persuaded to buy Solar Road Panels.
If we are unsuccessful in achieving significant sales, the value of your investment will depreciate significantly.

Credit might not be available when we need it; issuing more equity to raise working capital may dilute your ownership interest or may not be possible.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action.

Issuing more equity could require bringing on additional investors.

Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Our current or future products could have a latent design flaw or manufacturing defect

Although we have done extensive testing on our current products and intend to do similar testing on future products, it is possible that there is a design flaw that will require us to recall all or a significant number of products that we have delivered to customers. Similarly, it is possible that our manufacturer will introduce a defect during the manufacturing process, triggering a recall. A major recall of our products would be expensive and could significantly impact the value of the Company.

Our new products could fail to achieve the sales traction we expect

Our growth projections are based on an assumption that we will be able to successfully launch a lower priced product and that it will be able to gain traction in the marketplace.

It is possible that our new product will fail to gain market acceptance for any number of reasons. If the new product fails to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We may face technological challenges.

We may discover that the optimal retail price points for Solar Road Panels are below where we can sustainably price our current architecture. That could necessitate the development of a new product architecture that could take years to go from concept to product. It is possible that during the development of this next generation product, one or more issues may arise that could cause us to abandon it. This could happen at any point in the development cycle and could result in a significant delay to achieving the lower-priced product line.

Many of our growth assumptions are tied to our ability to deliver a mass consumer product.

If we need to develop a completely new product line to meet that requirement, that could create significant delays and adversely impact the value of your investment. The nature of the product means there is a high likelihood we will face product liability lawsuits If our product is shown to be defectively designed or manufactured, then we may be forced to pay significant awards, undertake a costly product recall, and/or redesign the product.

We could fail to achieve the growth rate we expect even with additional investments.
We expect to generate a significant amount of growth from the investments we will make into marketing a reduced price product following this offering and the private placement that we are conducting concurrently. However, it is possible that price is not as significant an issue as we thought. As a result, for that, or some other reason, our marketing efforts may not generate a significant increase in sales volume. If this is the case, we may be forced to cease this additional marketing spend and reduce our growth rate. A slower growth rate will lengthen the time it takes for us to achieve our revenue goals and reduce the value of the Company, thereby reducing the value of your investment.

We rely on third parties to provide services essential to the success of our business.
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, website design, accounting, legal work, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business.
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, engineering, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. Similarly, we do not expect to issue dividends to investors, even if we are in the position to do so. Instead, we intend to re-invest profits back into the Company

in an effort to drive growth. As a result, the most likely path to making a positive return on your investment is through a successful sale of the business.

Even if we achieve our revenue plans, it is possible that market conditions will lead us to conclude that a sale is not viable, not in the best interest of the shareholders at that time, or inappropriate for any number of reasons. Because your return on this investment is likely tied to the sale of the Company, there are a wide range of factors that will impact the value of your investment that are out of our control, including, but not limited to, the selling environment, the number of interested purchasers, the perceived value of our brand and our intellectual property, comparable recent sales in our industry and other industries, the projected performance of infrastructure categories at the time of the sale, the cost of capital, and the perceived synergies between our Company and the acquirer.

The founders own the patents associated with the company.
The founders, CEO and President Scott Brusaw and Vice President Julie Brusaw, hold multiple key patents in relation to its products. These two patents (US 8,907.202B and US D712,822 S) are licensed to the company for use.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:
(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

Solar Roadways Incorporated
By /s/ *Scott David Brusaw*
Title: President & CEO

By /s/ *Scott David Brusaw*

Name: <u>Scott David Brusaw</u>
Title: President & CEO

By /s/ *Scott David Brusaw*

Name: <u>Scott David Brusaw</u>
Title: President & CEO

Exhibit A
FINANCIAL STATEMENTS

Balance Sheet

Solar Roadways Incorporated

As of Dec 31, 2024

	TOTAL
Assets	
Current Assets	
Bank Accounts	
10500 WA Fed Checking (297-6)	-3,029.00
10505 10505 SWEEP WAFed Account 4635 (deleted)	476,886.24
10600 WA Fed Savings	274.97
Total for Bank Accounts	**$474,132.21**
Other Current Assets	
12100 Inventory Asset	0.00
14000 Prepaid Income Taxes	0.00
14100 Loans To Shareholder	0.00
14200 Employee Advance	0.00
Total for Other Current Assets	**$0.00**
Total for Current Assets	**$474,132.21**
Fixed Assets	
15000 Furniture and Equipment	22,483.55
15100 Machinery & Equipment	$0.00
15101 Forklift	6,662.10
15102 Boss Laser	6,492.00
15103 CNC Machine	0.00
15104 Lamination Oven	45,000.00
15105 2007 Newmar All Star 3950	98,000.00
15110 Trailer	4,985.00
Total for 15100 Machinery & Equipment	**$161,139.10**
15500 Leasehold Improvements	1,174.80
15600 Building/Land	0.00
15999 Accumulated Depreciation	-23,343.00
Total for Fixed Assets	**$161,454.45**
Total for Assets	**$635,586.66**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Credit Cards	
20000 American Express CC	947.69
20100 Chase Credit Card	15,306.57
20150 Capital One #5009	2,159.90
20200 Citi #0760	12,953.10
Total for Credit Cards	**$31,367.26**
Other Current Liabilities	
21100 Payroll Liabilities	$0.00
22100 941 Taxes Payable	0.00
22200 FUTA Payable	0.00
22300 ID withholding Payable	0.00
22400 Idaho Unemployment Payable	0.00

Solar Roadways Incorporated

As of Dec 31, 2024

	TOTAL
Total for 21100 Payroll Liabilities	**$0.00**
23000 Federal Corp Income Tax Payable	0.00
23100 Idaho Corp Income Tax Payable	0.00
23500 Prepaid Funding	0.00
23900 Loans From Founders	0.00
Total for Other Current Liabilities	**$0.00**
Total for Current Liabilities	**$31,367.26**
Total for Liabilities	**$31,367.26**
Equity	
30111 Common Stock	126,601.00
30150 Equity Crowdfunding	2,214,318.60
30200 Dividends & Disbursements	-11,251.32
32000 Retained Earnings	-511,362.11
Net Income	-1,214,086.77
Total for Equity	**$604,219.40**
Total for Liabilities and Equity	**$635,586.66**

Balance Sheet

Solar Roadways Incorporated

As of Dec 31, 2025

	TOTAL
Assets	
Current Assets	
Bank Accounts	
10500 WA Fed Checking (297-6)	-14.00
10510 WA Fed ICS #2976	14,301.93
10600 WA Fed Savings	0.00
Total for Bank Accounts	**$14,287.93**
Other Current Assets	
12100 Inventory Asset	0.00
14000 Prepaid Income Taxes	0.00
14100 Loans To Shareholder	0.00
14200 Employee Advance	0.00
Total for Other Current Assets	**$0.00**
Total for Current Assets	**$14,287.93**
Fixed Assets	
15000 Furniture and Equipment	22,483.55
15100 Machinery & Equipment	$0.00
15101 Forklift	6,662.10
15102 Boss Laser	6,492.00
15103 CNC Machine	0.00
15104 Lamination Oven	45,000.00
15105 2007 Newmar All Star 3950	98,000.00
15110 Trailer	4,985.00
Total for 15100 Machinery & Equipment	**$161,139.10**
15500 Leasehold Improvements	1,174.80
15600 Building/Land	0.00
15999 Accumulated Depreciation	-23,343.00
Total for Fixed Assets	**$161,454.45**
Total for Assets	**$175,742.38**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Credit Cards	
20000 American Express CC	719.55
20100 Chase Credit Card	4,409.74
20150 Capital One #5009	0.00
20200 Citi #0760	16,160.59
Total for Credit Cards	**$21,289.88**
Other Current Liabilities	
21100 Payroll Liabilities	$0.00
22100 941 Taxes Payable	0.00
22200 FUTA Payable	0.00
22300 ID withholding Payable	0.00
22400 Idaho Unemployment Payable	0.00

Balance Sheet

Solar Roadways Incorporated

As of Dec 31, 2025

	TOTAL
Total for 21100 Payroll Liabilities	**$0.00**
23000 Federal Corp Income Tax Payable	0.00
23100 Idaho Corp Income Tax Payable	0.00
23500 Prepaid Funding	0.00
23900 Loans From Founders	$0.00
23901 Loan from Brusaw	115,486.60
23910 Loan #0342 PoorBabyMoose	110,000.00
Total for 23900 Loans From Founders	**$225,486.60**
23905 Loan LOC 6315	79,100.78
Total for Other Current Liabilities	**$304,587.38**
Total for Current Liabilities	**$325,877.26**
Total for Liabilities	**$325,877.26**
Equity	
30111 Common Stock	126,601.00
30150 Equity Crowdfunding	2,214,318.60
30200 Dividends & Disbursements	-8,236.32
32000 Retained Earnings	-1,725,448.88
Net Income	-757,369.28
Total for Equity	**-$150,134.88**
Total for Liabilities and Equity	**$175,742.38**

Profit and Loss

Solar Roadways Incorporated

January 1-December 31, 2024

	TOTAL
Income	
41000 Grant Income	423,931.66
Total for Income	**$423,931.66**
Cost of Goods Sold	
50000 Purchases	3,994.27
51000 Payroll Expenses	166,020.03
52000 Freight and Shipping Costs	1,793.18
Total for Cost of Goods Sold	**$171,807.48**
Gross Profit	**$252,124.18**
Expenses	
60100 Advertising & Promotions	2,323.54
60200 Automobile Expense	2,212.67
60400 Bank Service Charges	515.23
61700 Computer and Internet	12,281.14
62400 Depreciation	22,052.00
62500 Dues and Subscriptions	1,310.68
62550 Grant Writing Fees	96,753.00
63300 Insurance	10,631.10
63500 Taxes & Licenses	9,500.00
64300 Meals & Entertainment	5,197.86
64400 Business Meals	248.07
64410 Charitable Donations	10,015.00
64900 Office Supplies	4,915.67
65500 Postage	9,608.83
66700 Professional Fees	11,988.73
67100 Rent	42,500.00
67200 Repairs and Maintenance	6,642.70
67300 Security	132.51
67350 Supplies	1,101,142.00
68100 Telephone	2,409.16
68400 Travel	$3,029.62
68450 Meals & Entertainment	3,251.01
68475 Lodging & Transportation	22,994.82
Total for 68400 Travel	**$29,275.45**
68600 Utilities	11,299.74
69600 Parking & Tolls	22.15
Total for Expenses	**$1,392,977.23**
Net Operating Income	**-$1,140,853.05**
Other Income	
70000 Interest Income	6,766.28
Total for Other Income	**$6,766.28**

Profit and Loss

Solar Roadways Incorporated

January 1-December 31, 2024

	TOTAL
Other Expenses	
81000 Officer Salary	80,000.00
Total for Other Expenses	**$80,000.00**
Net Other Income	**-$73,233.72**
Net Income	**-$1,214,086.77**

Profit and Loss

Solar Roadways Incorporated
January-December, 2025

	TOTAL
Income	
41000 Grant Income	62,599.38
Total for Income	**$62,599.38**
Cost of Goods Sold	
50000 Purchases	371,594.23
51000 Payroll Expenses	206,876.00
52000 Freight and Shipping Costs	3,342.69
Total for Cost of Goods Sold	**$581,812.92**
Gross Profit	**-$519,213.54**
Expenses	
60100 Advertising & Promotions	5,625.00
60200 Automobile Expense	1,614.49
60400 Bank Service Charges	278.80
61700 Computer and Internet	10,317.70
62500 Dues and Subscriptions	3,401.59
63300 Insurance	29,603.22
63350 Licensing Fees	7,300.00
63400 Interest	4,262.64
63500 Taxes & Licenses	139.22
64300 Meals & Entertainment	5,406.48
64400 Business Meals	1,912.69
64410 Charitable Donations	15.00
64900 Office Supplies	4,400.31
65500 Postage	3,077.62
66700 Professional Fees	108,878.18
67100 Rent	51,050.00
67300 Security	319.98
67350 Supplies	717.53
68100 Telephone	3,526.76
68400 Travel	$1,046.17
68450 Meals & Entertainment	4,528.84
68475 Lodging & Transportation	41,745.62
Total for 68400 Travel	**$47,320.63**
68600 Utilities	12,759.15
69600 Parking & Tolls	46.64
Total for Expenses	**$301,973.63**
Net Operating Income	**-$821,187.17**
Other Income	
70000 Interest Income	986.07
70050 Other Misc Income	232.44
70200 SBA Grant Income	62,599.38
Total for Other Income	**$63,817.89**
Net Other Income	**$63,817.89**
Net Income	**-$757,369.28**

Statement of Cash Flows

Solar Roadways Incorporated

January-December, 2025

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	-757,369.28
Adjustments to reconcile Net Income to Net Cash provided by operations:	
20000 American Express CC	-228.14
20100 Chase Credit Card	-10,896.83
20150 Capital One #5009	-2,159.90
20200 Citi #0760	3,207.49
23901 Loans From Founders:Loan from Brusaw	115,486.60
23905 Loan LOC 6315	79,100.78
23910 Loans From Founders:Loan #0342 PoorBabyMoose	110,000.00
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**$294,510.00**
Net cash provided by operating activities	**-$462,859.28**
INVESTING ACTIVITIES	
FINANCING ACTIVITIES	
30200 Dividends & Disbursements	3,015.00
Net cash provided by financing activities	**$3,015.00**
NET CASH INCREASE FOR PERIOD	**-$459,844.28**
Cash at beginning of period	**$474,132.21**
CASH AT END OF PERIOD	**$14,287.93**

	Preferred Stock		Common stock		Paid-in Capital	Accumulated Deficit	Stockholders' Deficit
	Shares	Amount	Shares	Amount			
Inception	-	$ -	-	$ -	$ -	$ -	$ -
Issuance of founders stock	-	-	-	-	-	-	-
Shares issued for services	-	-	-	-	-	-	-
Contributed capital	-	-	-	-	-	-	-
Net income (loss)	-	-	-	-	-	-	-
31-Dec-24	-	$ -	-	$ -	$ -	$ -	$ -
Shares issued for services	-	-	-	-	-	-	-
Stock option compensation	-	-	-	-	-	-	-
Net income (loss)	-	-	-	-	-	-	-
31-Dec-25	-	$ -	-	$ -	$ -	$ -	$ -

Note: the above are just examples. Delete rows and/or columns that are not applicable. For example, if you don't have preferred stock authorized, delete those columns. If you haven't issued shares for services, delete that row. Keeping a line in your statement when you don't actually have a corresponding transaction could make it misleading to an investor. The below color coated indicates should match other areas of your financial statements.

= amounts that come from P&L

= amounts should tie to the balance sheet. Descriptions in headers should also match balance sheet

NOTE 1 – NATURE OF OPERATIONS

Solar Roadways Incorporated was formed on May 30, 2006 ("Inception") in the State of Idaho. The financial statements of Solar Roadways Incorporated (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Sagle, Idaho.

Solar Roadways Incorporated has been designing solar panels that can be walked and driven upon. These Solar Road Panels can be used to make driveways, parking lots, bike paths, sidewalks, roads, etc.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2025. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from customer installations when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not

subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Idaho state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

The only debt is in the form of short term (credit cards – very low balances) and long term (loans from founders).

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 10,000,000 shares of our common stock with par value of $4.98. As of December 31, 2025, the company has currently issued 6,621,059 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

As of December 31, 2025, founders had loaned company $225,486.60.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2025 through April 16, 2026, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

I, **Scott Brusaw**, the **President and CEO** of **Solar Roadways Incorporated**, hereby certify that the financial statements of **Solar Roadways Incorporated** and notes thereto for the periods ending **2024** and **2025** included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Solar Roadways Incorporated has not yet filed its federal tax return for **2025**.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the **14ᵗʰ day of April, 2026**.

Scott Brusaw

President & CEO

April 14ᵗʰ, 2026